Exhibit 99.2
Form 51-102F3
Material Change Report

Item 1  Name and Address of Company

Lorus Therapeutics Inc. (“Lorus”)
2 Meridian Road
Toronto, Ontario
M9W 4Z7

Item 2  Date of Material Change

August 31, 2006

Item 3  News Release

On September 1, 2006, Lorus issued a press release relating to the material change described below. The press release, a copy of which is attached to this report, was distributed by Canada Newswire.

Item 4  Summary of Material Change

Lorus successfully completed the transaction previously announced with Technifund Inc. (“Technifund”) to issue, on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million.

Item 5  Full Description of Material Change

Lorus successfully completed the transaction previously announced with Technifund Inc. (“Technifund”) to issue, on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7  Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8  Executive Officer

The following executive officer of Lorus is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change:

Name:	Jim A. Wright
Title:	President and Chief Executive Officer
Telephone:	(416) 798-1200 (ext. 340)

Item 9  Date of Report

September 8, 2006

LORUS THERAPEUTICS INC.

Attention Business Editors:

Lorus Therapeutics completes financing transaction

TSX:	LOR
AMEX:	LRP

-Transaction with Technifund-

    TORONTO, CANADA - September 1 /CNW/ - Lorus Therapeutics Inc. (“Lorus”) a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that it has successfully completed the transaction previously announced with Technifund Inc. to issue, on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has three products in clinical assessment with a pipeline of seven clinical trials in phase II programs, one phase II clinical study completed, and one large Phase III clinical trial recently completed. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements
Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s Internet site: http://www.lorusthera.com.

%SEDAR: 00002368EF

For further information: Lorus Therapeutics Inc., Grace Tse, Corporate Communications, (416) 798-1200 ext. 380, ir@lorusthera.com Media Contacts: Susana Hsu, Mansfield Communications, (416) 599-0024.